Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

The following article was published on WSJ.com on May 9, 2021:

Plant-Tech Firm Benson Hill Going Public in $2 Billion SPAC Merger

Deal’s expected cash proceeds of roughly $625 million will accelerate Benson Hill’s bid to bring down plant-based food costs, CEO says

Benson Hill says its platform can develop breeds of crops like soybeans that mature faster, have higher protein content or taste better.

PHOTO: BENSON HILL

By Amrith Ramkumar

May 9, 2021 7:00 pm ET

Benson Hill Inc. is going public by merging with a special-purpose acquisition company in a deal that values the plant-growing technology firm at $2 billion, the companies said.

The operator of a platform that uses machine learning, simulations and genetics to optimize plant growth, Benson Hill is combining with the SPAC Star Peak Corp. II.  Benson Hill says it can develop breeds of crops like soybeans and yellow peas that mature faster, have higher protein content or taste better, saving growers time and resources.

Such ingredients are key for plant-based meat alternatives, and the company is also developing products for animal feed. Cheaper, more-sustainable plant-growing methods are needed to feed the world’s growing population and accelerate the fight against climate change, analysts say.

The St. Louis-based company expects to begin commercial production of its ultrahigh-protein soybean by next year and is developing a yellow-pea protein concentrate. It also has a unit that sells fresh produce to grocery stores and food distributors. The roughly $625 million in expected cash proceeds from the deal will accelerate Benson Hill’s bid to bring down plant-based food costs, Chief Executive Matt Crisp said in an interview.

“It’s positioning us to really gear shift into another level of growth,” he said.

Founded in 2012, Benson Hill expects last year’s sales of about $100 million to surge as it provides more products to food companies, restaurants and grocery stores.

Existing investors in the company include GV—the venture-capital arm of Alphabet Inc. —and agricultural trading giants Bunge Ltd. and Louis Dreyfus Co. Investors including funds managed by BlackRock Inc., Van Eck Associates Corp., Hedosophia and Lazard Asset Management are putting money into the deal through a $225 million private investment in public equity, or PIPE, associated with the merger. Those funds and money held by the SPAC are expected to yield the roughly $625 million in cash proceeds.

Benson Hill joins the group of early-stage companies tied to sustainability, such as vertical-farming company AeroFarms, that are raising money and going public through SPACs.

“If you’re serious about decarbonizing the economy, you have to decarbonize [agriculture],” said Mike Morgan, chairman of the Star Peak Corp. II SPAC and chief executive of asset manager Triangle Peak Partners LP.

Star Peak II is the second blank-check firm backed by Mr. Morgan—a former executive at energy infrastructure firm Kinder Morgan Inc. —and investors at the hedge fund Magnetar Capital. The team’s first Star Peak SPAC recently took clean-energy storage firm Stem Inc. public.

Magnetar is among the biggest SPAC investors and had nearly $2.9 billion in blank-check company holdings at the end of 2020, according to a compilation of regulatory filings by data provider SPAC Research.

SPACs like Star Peak II are shell companies that list on an exchange to acquire a private firm and take it public. They are also called blank-check companies. Merging with a SPAC has become a common way for startups to raise large sums and access investors who are excited about themes like sustainability. One reason is that SPAC mergers let startups make rosy projections about their business, which aren’t allowed in a normal initial public offering.

SPAC executives argue that they are accelerating growth for technology-driven businesses that could eventually change the world. Skeptics contend that some low-revenue firms going public via blank-check companies aren’t ready to do so and could hit individual investors with losses if their technology fails. Concerns about tighter regulation and lofty valuations have in recent weeks dragged down shares of SPACs and companies they have taken public.

So far this year, SPACs have raised more than $100 billion, according to SPAC Research, surging past 2020’s record total of more than $80 billion.

After the deal closes later this year, Benson Hill is expected to trade under the ticker symbol “BHIL.”

—Jacob Bunge contributed to this article.

Appeared in the May 10, 2021, print edition as 'Plant Tech Business Sets SPAC Offering.'

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Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak intends to file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been filed and declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement to be filed with the SEC by Star Peak, which will include the proxy statement/consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination (when available), and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.